

Mail Stop 3720

November 22, 2016

T. Andrew Smith
Chief Executive Officer
Brookdale Senior Living, Inc.
111 Westwood Place, Suite 400
Brentwood, TN 37027

     Re: **Brookdale Senior Living, Inc.**
           Form 10-K for Fiscal Year Ended December 31, 2015
           Filed February 12, 2016
           File No. 1-32641

Dear Mr. Smith:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Terry French for

                         Larry Spirgel
                         Assistant Director
                         AD Office 11 – Telecommunications